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September 4, 2020 VIA EDGAR AND HAND DELIVERY	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Nicholas Lamparski

Re:	Vroom, Inc.
Draft Registration Statement on Form S-1
Confidentially submitted on September 1, 2020
CIK No. 0001580864

Ladies and Gentleman:

The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis with the Securities and Exchange Commission on September 1, 2020. On behalf of the Company, we confirm that the Company will file the registration statement no later than 48 hours prior to the requested effective date and time, in compliance with Rules 460 and 461.

Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe

of LATHAM & WATKINS LLP

cc:	(via email)

Paul J. Hennessy, Chief Executive Officer, Vroom, Inc.

David K. Jones, Chief Financial Officer, Vroom, Inc.

Patricia Moran, Esq., Chief Legal Officer, Vroom, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Courtenay Myers Lima, Esq., Latham & Watkins LLP

Gregory A. Fernicola, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP